

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 25, 2008

John Lapham, Esq
Senior Vice President and General Counsel
Getty Images, Inc.
601 N. 34th Street
Seattle, WA 98103

RE: Getty Images, Inc.
Schedule 13E-3
File No. 005-53603
Schedule 14A
File No. 001-31516
Filed March 27, 2008

Dear Mr. Lapham:

We have reviewed your filings and have the following comments. Please revise the Schedule 13E-3 and preliminary proxy statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. We note that Abe GP LLC is the general partner of Abe Investment, L.P. We also note that Hellman & Friedman Capital Partners VI, L.P. is owned by Hellman & Friedman

Investors VI, L.P., which is owned by Hellman & Friedman LLC. It appears these entities (and any other members or affiliates of Abe Investment, L.P. or Hellman & Friedman Capital Partners VI, L.P. not listed above) may be engaged in the going private transaction. In addition, we note that the rollover stockholders will, and certain executive officers and key employees of Getty Images may, become investors in Parent (page 68). Please include each person as a filing person on the Schedule 13E-3 or explain why each person should not be so included. See Section II.D.3 of the Division of Corporation Finance "Current Issues and Rulemaking Projects" outline, dated November 14, 2000 and available on the SEC website at www.sec.gov.

Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person added in response to this comment. For example, include a statement as to whether the person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

2.   We note your incorporation by reference of the information set forth under "Annex A – Agreement and Plan of Merger" in response to the disclosure required under several Items of Regulation M-A, including Items 6(c), 7(d), 8(c), 10(a), 10(c), and 10(d). Where feasible, please consider identifying the relevant section(s) of the Agreement and Plan of Merger that contain the information required by such Items.

Item 3. of Schedule 13A. Identity and background of Filing Person(s)

3.   Provide the principal business of Getty Investment. See Item 1003(b).

4.   Please clarify the disclosure on page 119 of the proxy statement to indicate, if true, that the statement regarding criminal, judicial and administrative proceedings also applies to each of Abe Investment L.P. and Abe Acquisition Corp.

Item 6. Purpose of the Transaction and Plans or Proposals

5.   Please disclose whether the shares to be obtained in the transaction will be retained, retired, held in treasury, or otherwise disposed of. See Item 1006(b) of Regulation M-A.

Item 7. Purposes, Alternatives, Reasons and Effects

6.   Discuss the federal tax consequences of the Rule 13e-3 transaction on Getty Images, Inc. and the filing persons. See Item 1013(d) of Regulation M-A.

Item 10. Source and Amounts of Funds or Other Consideration

7.   Please briefly describe any plans or arrangements to finance or repay your debt financing arrangements. See Item 1007(d)(2) of Regulation M-A.

Item 11. Interest in Securities of the Subject Company

8.   Disclose the information required by Item 1008(a) of Regulation M-A, including the aggregate number and percentage of subject securities that are beneficially owned by each person named in response to Item 1003 of Regulation M-A and by each associate and majority-owned subsidiary of such persons.

Item 13. Financial Statements

9.   The pro forma data set forth in paragraphs (b) and (c)(6) of Item1010 of Regulation M-A is also required. Please provide it or tell us your basis for not doing so.

Exhibit Index

10.   Please include as exhibits the equity commitment letter from the H&F Investors and the equity commitment letter from affiliates of Farallon Capital Management, L.L. C. See Item 1016 of Regulation M-A.

Preliminary Schedule 14A

General

11.   Please fill in the blanks in the proxy statement.

Summary Term Sheet, page 1

12.   Please revise to specifically state that the board of directors' determination addresses both substantial and procedural fairness.

Questions and Answers About the Merger and the Special Meeting, page 8

13.   We note your statement here and on page 68 that "except as otherwise agreed by Parent and the holder thereof" each of the options will be canceled and converted into the right to receive the payment described in this section. Please clarify the circumstances in which Parent and the holder would determine alternative treatment of such options.

Special Factors, page 19

14.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following

the Summary section. See Rule 13e-3(e)(1)(ii). Please revise the proxy statement to include this information in a "Special Factors" section in the beginning of the document.

Background of the Merger, page 19

15.   Please provide additional information for the directors' basis of their view that Stockholder A did not have the equity necessary to independently purchase the Company (page 21).

16.   Please provide us with additional information regarding the "perceived lack of enthusiasm" shown by Sponsors D and G (pages 24 and 26). We note that Sponsor D submitted a bid that was equal to or higher than the initial bids submitted by H&F and Sponsor B.

17.   Please identify the "other alternatives" discussed by the Independent Directors on November 28, 2007 (page 24), as well as the directors' reasoning in rejecting such alternatives.

18.   Please tell us, with a view toward disclosure, whether each of Sponsor A, B, E or F provided any reason for its decision not to submit a proposal following the January 22, 2008 communications between such party and Goldman Sachs.

19.   We note that all materials prepared by Goldman Sachs in connection with its fairness opinion, including any sensitivity analyses, draft fairness opinions provided to your board of directors and any summaries of presentations made to the Independent Directors generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document. Each presentation, discussion, or report held with or presented by Goldman Sachs, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize all the presentations made by Goldman Sachs, including but not limited to such presentations on February 7th, February 10th and February 13th.

Reasons for the Merger, page 39

20.   We note your statements on page 41 and page 42 that the board of directors considered factors "including" ones contained in your disclosure. Please identify all the material reasons supporting the board's decision.

21.   All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable detail. Revise each filing persons' fairness determination to address in detail all of the factors listed in Instruction 2. For example, we note that the board of directors either does not address or does not provide sufficient analysis regarding the

factors listed in Instruction 2(iv) and (vi). In addition, please note that conclusory statements, such as your brief reference to liquidation value, are insufficient. Refer to the Q&A in SEC Release No. 34-17719 (April 13, 1981). If a filing person did not consider one or more of the factors, state that and explain why the factors were not deemed material or relevant.

22.   Please address how any filing person relying on the Goldman Sachs opinion was able to reach the fairness determination as to unaffiliated security holders given that the Goldman Sachs fairness opinion addressed fairness with respect to security holders other than the Rollover Stockholders, rather than security holders unaffiliated with the company.

23.   Please expand your discussion of the procedural fairness of the merger to address Item 1014(d) of Regulation M-A. This comment applies to the fairness discussion of each filing person.

Opinion of Our Financial Advisor, page 43

24.   Disclose any instructions or limitations Getty Images' board of directors provided to Goldman Sachs regarding the fairness opinion. See Item 1015(b)(6) of Regulation M-A.

25.   For each analysis, please disclose the financial projections that formed the basis for the analysis or include a cross-reference to another location in your proxy statement where the projections are included.

26.   Provide us with a copy of the engagement letter with Goldman Sachs. Also disclose that Goldman Sachs has consented to use of the opinion in the document.

27.   Consider disclosing more of the financial analyses in tabular format to assist investors in interpreting the results.

28.   We note your disclosure that Goldman Sachs and its affiliates have, in the past, provided services to you, your affiliates and other parties to the transaction and their affiliates. Please disclose the compensation received by Goldman Sachs with respect to such relationships. See Item 1015(b)(4) of Regulation M-A.

Selected Company Analysis, page 45

29.   Provide additional clarification regarding the bases on which the companies used in this analysis were deemed comparable to Getty Images.

Illustrative Present Value of Future Stock Price Analysis, page 46

30. Please explain how Goldman Sachs arrived at the multiples of 10.0x to 16.0x used in this analysis. Describe the basis upon which Goldman Sachs' determined to use a 13.35% equity discount rate for this analysis.

Illustrative Discounted Cash Flow Analysis, page 46

31. Please explain how Goldman Sachs determined that terminal growth rates of 1% to 3% and terminal multiples of 4.5x to 7.5x were the most appropriate indicators of value. Disclose the industry averages.

Illustrative Leveraged Buyout Analysis, page 47

32. Please explain how Goldman Sachs arrived at the multiples of 5.8x to 7.3 and 4.5x to 7.5x used in this analysis.

Illustrative Recapitalization Analysis, page 47

33. Describe the basis upon which Goldman Sachs' determined the debt amounts and premiums used in the Case 1 and Case 2 scenarios.

Purpose and Reasons for the Merger for Parent, Merger Sub and H&F Fund VI, page 50

34. The persons discussed in this section are filing persons. Filing persons are required to provide the disclosure regarding their reasons for the merger. Either explain to us what reasonable interpretation exists that would obviate the Item 1013 disclosure requirement or delete the "potential interpretation" language. Please carefully review your document and revise throughout to delete any implication that any filing person does not have to provide disclosure required by Schedule 13E-3.

Position of Mark Getty and Getty Investments as to the Fairness of the Merger, page 51

35. We note your statement that Mr. Getty and Getty Investments did not undertake "a formal evaluation." Please clarify how your analysis differs from a "formal evaluation." Absent a "formal evaluation" please explain how the fairness determination was supported by a reasonable basis. This comment applies to the discussions provided by other filing persons.

36. Please revise your disclosure to separately address procedural and substantive fairness. This comment applies to the discussions provided by other filing persons.

Financing of the Merger, page 60

37.   Describe the relationship, if any, of Farallon Capital Management, L.L.C. to any of the parties to the merger agreement. It appears that one of the members of Hellman & Friedman Capital Partners VI, L.P. (Thomas Steyer) is a member of Farallon.

Material United Sates Federal Income Tax Consequences, page 62

38.   Please eliminate the language that the discussion is "for general information only." We believe these statements might suggest that your stockholders may not rely on the description of material tax consequences included in the proxy statement.

Governmental and Regulatory Approvals, page 74

39.   Disclose when management anticipates receiving approval of the German Federal Cartel Office.

Merger Agreement

Conditions to Completion of the Merger, page 94

40.   Your disclosure suggests that the material conditions to the merger may be waived by the parties. Disclose whether it is the intent of Getty Images' board of directors to re-solicit shareholder approval of the merger if either party waives a material condition. We believe that re-solicitation is generally required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that you previously provided to stockholders materially misleading.

Where You Can Find More Information, page 121

41.   Note that Schedule 14A does not specifically permit general "forward incorporation" of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

* * * * *

      Please respond to these comments by filing a revised preliminary proxy statement and Schedule 13E-3 as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Plowgian at (202) 551-3367 or me at (202) 551-3345 with any other questions.

Sincerely,

/s
Michael Pressman
Special Counsel

cc: Craig W. Adas, Esq
       Weil Gotshal & Manges LLP
       Via Facsimile: (650) 802-3100

       Sarah K. Solum, Esq
       Davis Polk & Wardwell
       Via Facsimile: (650) 752-3611

       Brian M. Stadler, Esq

Simpson Thacher & Bartlett LLP
Via Facsimile: (212) 455-2502